Calculation of Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Debt Securities	$500,000	$64.40

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-180289

Pricing Supplement

June 6, 2014

(To Prospectus dated March 22, 2012,

Prospectus Supplement dated March 22, 2012,

and Stock-Linked Underlying Supplement dated March 22, 2012)

Structured Investments	HSBC USA Inc. $500,000 Uncapped Trigger Return Enhanced Notes Linked to the Common Stock of Pfizer Inc. due December 9, 2015 (the “Notes”)

General

•	Terms used in this pricing supplement are described or defined herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes will have the terms described herein and in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus. The Notes do not guarantee any return of principal, and you may lose up to 100% of your initial investment. The Notes will not bear interest.
•	This pricing supplement relates to a single note offering. The purchaser of a Note will acquire a security linked to the Reference Asset described below.
•	Although the offering relates to a Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.
•	Senior unsecured debt obligations of HSBC USA Inc. maturing December 9, 2015.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
•	If the terms of the Notes set forth below are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, the terms set forth below will supersede.
•	Any payment on the Notes is subject to the Issuer’s credit risk.

Key Terms
Issuer:	HSBC USA Inc.
Reference Asset:	The common stock of the Reference Asset Issuer
Reference Asset Issuer:	Pfizer Inc. (“PFE”)
Principal Amount:	$1,000 per Note
Trade Date:	June 6, 2014
Pricing Date:	June 6, 2014
Original Issue Date:	June 11, 2014
Final Valuation Date:	December 4, 2015, subject to adjustment as described in “Additional Note Terms — Valuation Dates” in the accompanying Stock-Linked Underlying Supplement.
Ending Averaging Dates:	November 30, 2015, December 1, 2015, December 2, 2015, December 3, 2015, and December 4, 2015 (the Final Valuation Date), subject to adjustment as described under “Additional Note Terms — Valuation Dates” in the accompanying Stock-Linked Underlying Supplement.
Maturity Date:	December 9, 2015. The Maturity Date is subject to adjustment as described under “Additional Note Terms — Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Stock-Linked Underlying Supplement.
Trigger Event:	A Trigger Event will occur if the Official Closing Price of the Reference Asset on any trading day during the Observation Period is less than 95% of the Initial Price (except for a trading day on which a market disruption event has occurred).
Observation Period:	The three-month period from but excluding the Pricing Date to and including September 5, 2014.
Payment at Maturity:	If a Trigger Event has occurred and the Final Price is greater than the Initial Price, you will receive a cash payment on the Maturity Date that will reflect the leveraged performance of the Reference Asset. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount will equal:
$1,000 + ($1,000 × Reference Return × Upside Participation Rate).
If a Trigger Event has not occurred and the Final Price is greater than the Initial Price, or, if the Final Price is less than or equal to the Initial Price, you will receive a cash payment on the Maturity Date that will reflect the performance of the Reference Asset. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount will equal:
$1,000 + ($1,000 × Reference Return).
If the Final Price is less than the Initial Price, you will lose 1% of the Principal Amount for every 1% that the Reference Return is less than 0%, whether or not a Trigger Event occurs. This means that if the Reference Return is -100%, you will lose your entire investment.
For additional clarification, please see “What is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?” herein.
Upside Participation Rate:	210%
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
Final Price – Initial Price
Initial Price
Initial Price:	$29.42, which was the Official Closing Price of the Reference Asset as determined by the Calculation Agent on the Pricing Date.
Final Price:	The arithmetic average of the Official Closing Prices of the Reference Asset, as determined by the Calculation Agent, on each of the Ending Averaging Dates.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See “Selected Risk Considerations — The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.”
Calculation Agent:	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN:	40433BED6/US40433BED64
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to “Selected Risk Considerations” beginning on page 4 of this document and “Risk Factors” beginning on page S-1 of the Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Notes or determined that this pricing supplement, or the accompanying Stock-Linked Underlying Supplement, prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agent. See “Supplemental Plan of Distribution (Conflicts of Interest)” on the last page of this pricing supplement.

J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates are purchasing the Notes for resale.

The Estimated Initial Value of the Notes on the Pricing Date is $974.50 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” above and “Selected Risk Considerations” beginning on page 4 of this document for additional information.

	Price to Public	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000.00	$12.50	$987.50
Total	$500,000.00	$6,250.00	$493,750.00

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan

Placement Agent

June 6, 2014

Additional Terms Specific to the Notes

This pricing supplement relates to a single note offering linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security linked to the Reference Asset. Although the Note offering relates only to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the Stock-Linked Underlying Supplement dated March 22, 2012. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying Stock-Linked Underlying Supplement, prospectus supplement or prospectus, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in “Selected Risk Considerations” beginning on page 4 of this pricing supplement and “Risk Factors” beginning on page S-1 of the accompanying Stock-Linked Underlying Supplement and page S-3 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and the Stock-Linked Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Stock-Linked Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and Stock-Linked Underlying Supplement if you request them by calling toll-free 1 866 811 8049.

You may also obtain:

•	The Stock-Linked Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016685/v306693_424b2.htm

•	The prospectus supplement at:
www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm

•	The prospectus at:
www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

Summary

The four charts below provide a summary of the Notes, including Note characteristics and risk considerations as well as an illustrative diagram and table reflecting hypothetical returns at maturity.  These charts should be reviewed together with the disclosure regarding the Notes contained in this pricing supplement as well as in the accompanying Stock-Linked Underlying Supplement, prospectus and prospectus supplement.

The following charts illustrate the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect a hypothetical Initial Price of $30.00 and the Upside Participation Rate of 210%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Selected Purchase Considerations

•	APPRECIATION POTENTIAL — The Notes provide the opportunity to receive an enhanced return by multiplying a positive Reference Return by the Upside Participation Rate if a Trigger Event occurs. Because the Notes are our senior unsecured debt obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
•	NO PROTECTION AGAINST LOSS — If the Final Price is less than the Initial Price, you will lose 1% of your Principal Amount for every 1% that the Final Price is less than the Initial Price, whether or not a Trigger Event has occurred. If the Reference Return is -100%, you will lose your entire investment.
•	TAX TREATMENT — There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, the Notes should be treated as pre-paid executory contracts with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Notes as pre-paid executory contracts with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we generally intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether the Reference Asset Issuer would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If the Reference Asset Issuer were treated as a PFIC or USRPHC, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset Issuer and consult your tax advisor regarding the possible consequences to you, if any, in the event that the Reference Asset Issuer is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, withholding due to any payment being treated as a “dividend equivalent” (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Notes.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” sections of the accompanying Stock-Linked Underlying Supplement and prospectus supplement.

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset, and will depend on whether a Trigger Event has occurred and whether, and the extent to which, the Reference Return is positive or negative. If the Final Price is less than the Initial Price, you will lose 1% of the Principal Amount for each 1% that the Final Price is less than the Initial Price, whether or not a Trigger Event has occurred. IF THE FINAL PRICE IS LESS THAN THE INITIAL PRICE, YOU WILL LOSE UP TO 100% OF YOUR INVESTMENT.
•	YOUR ABILITY TO RECEIVE THE BENEFIT OF THE UPSIDE PARTICIPATION RATE WILL TERMINATE IF A TRIGGER EVENT DOES NOT OCCUR DURING THE OBSERVATION PERIOD — A Trigger Event will only occur if the Official Closing Price of the Reference Asset on one or more trading days during the

Observation Period is less than 95% of the Initial Price. If the Official Closing Price of the Reference Asset on each trading day during the Observation Period is greater than or equal to 95% of the Initial Price, the Upside Participation Rate will not apply, and any positive return on the Notes will be equal to, and will not exceed, the percentage increase in the price of the Reference Asset. Because the return on the Notes will not reflect any dividends paid on shares of the Reference Asset, the return on the Notes may be less than the return you would have received if you had invested directly in the Reference Asset.
•	IF A TRIGGER EVENT OCCURS, YOU MAY BE MORE LIKELY TO LOSE A PORTION OF YOUR PRINCIPAL AMOUNT AT MATURITY — In order for a Trigger Event to occur, the Official Closing Price of the Reference Asset on at least one trading day during the Observation Period must be less than 95% of the Initial Price. Under such circumstances, the price of the Reference Asset must increase back to a level that exceeds the Initial Price as of the Ending Averaging Dates in order for you to receive a positive return on the Notes, and to benefit from the Upside Participation Rate. Accordingly, it is possible that the occurrence of a Trigger Event may be associated with a greater risk of loss of all or a portion of the Principal Amount at maturity.
•	The amount payable on the notes is not linked to the PRICE of the Reference Asset at any time other than during the observation period and THE ENDING AVERAGING DATES, INCLUDING THE FINAL VALUATION DATE — Whether a Trigger Event occurs depends on the price of the Reference Asset during the Observation Period. In addition, the Final Price will be based on the Official Closing Price of the Reference Asset on each of the Ending Averaging Dates, subject to postponement for non-trading days and certain market disruption events. If the price of the Reference Asset does not decrease below 95% of the Initial Price during the Observation Period, a Trigger Event will not occur, even if the price of the Reference Asset decreases below 95% of the Initial Price at any other time during the term of the Notes. In addition, even if the price of the Reference Asset appreciates during the term of the Notes other than on the Ending Averaging Dates but then decreases on one or more of these dates to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the stated maturity date or at other times during the term of the Notes may be less than 95% of the Initial Price or higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset during the Observation Period and on each of the Ending Averaging Dates.
•	THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC. — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.
•	SUITABILITY OF THE NOTES FOR INVESTMENT — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this pricing supplement. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.
•	THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WAS DETERMINED BY US ON THE PRICING DATE, IS LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY — The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates’ internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.
•	THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC — The price to public takes into account certain costs. These costs will include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.
•	IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately six months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the securities and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.
•	There is limited anti-dilution protection — The Calculation Agent will adjust the Official Closing Price, for certain events affecting the shares of the Reference Asset, such as stock splits and corporate actions which may affect the price of the Reference Asset. The Calculation Agent is not required to make an adjustment for every corporate action which affects the shares of the Reference Asset. If an event occurs that does not require the Calculation Agent to adjust the price of the shares of the Reference Asset, the market price of the Notes and the Payment at Maturity may be materially and adversely affected. See the section “Additional Note Terms—Antidilution and Reorganization Adjustments” in the accompanying Stock-Linked Underlying Supplement for additional information.
•	NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset would have. In addition, the Reference Asset Issuer will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Reference Asset and the Notes.
•	POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Reference Asset and the value of the Notes.
•	WE ARE NOT AFFILIATED WITH THE REFERENCE ASSET ISSUER— We are not affiliated with the Reference Asset Issuer, nor have we made any independent investigation regarding the adequacy or completeness of the information about the Reference Asset Issuer contained in this pricing supplement. You should make your own investigation into the Reference Asset and the Reference Asset Issuer. We are not responsible for the Reference Asset Issuer’s public disclosure of information, whether contained in SEC filings or otherwise.
•	THE NOTES LACK LIQUIDITY — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time, if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.
•	POTENTIAL CONFLICTS — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC and the Calculation Agent are under no obligation to consider your interests as a holder of the Notes in taking any corporate actions or other actions that might affect the price of the Reference Asset and the value of the Notes.
•	The Notes are Not Insured OR GUARANTEED by any Governmental Agency of the United States or any Other Jurisdiction — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.
•	HISTORICAL PERFORMANCE OF THE REFERENCE ASSET SHOULD NOT BE TAKEN AS AN INDICATION OF ITS FUTURE PERFORMANCE DURING THE TERM OF THE NOTES — It is impossible to predict whether the price of the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.
•	MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Asset in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will postpone one or more of the Ending Averaging Dates until the next scheduled trading day on which there is no market disruption. If the market disruption continues for five scheduled trading days, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner. This postponement may adversely affect the return on your Notes.
•	MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
•	whether a Trigger Event occurs;
•	the expected volatility of the Reference Asset;
•	the time to maturity of the Notes;
•	the dividend rate on the Reference Asset;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events that affect the Reference Asset or the stock markets generally; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount to $1,000. The hypothetical total returns set forth below reflect the Upside Participation Rate of 210% and assume an Initial Price of $30. The actual Initial Price is set forth on the cover page of this pricing supplement. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Trigger Event Does Not Occur		Trigger Event Occurs
Final Price	Reference Return	Payment at Maturity	Total Return on the Notes	Payment at Maturity	Total Return on the Notes
$60.00	100.00%	$2,000.00	100.00%	$3,100.00	210.00%
$51.00	70.00%	$1,700.00	70.00%	$2,470.00	147.00%
$48.00	60.00%	$1,600.00	60.00%	$2,260.00	126.00%
$45.00	50.00%	$1,500.00	50.00%	$2,050.00	105.00%
$36.00	20.00%	$1,200.00	20.00%	$1,420.00	42.00%
$34.50	15.00%	$1,150.00	15.00%	$1,315.00	31.50%
$33.00	10.00%	$1,100.00	10.00%	$1,210.00	21.00%
$31.50	5.00%	$1,050.00	5.00%	$1,105.00	10.50%
$30.00	0.00%	$1,000.00	0.00%	$1,000.00	0.00%
$28.50	-5.00%	$950.00	-5.00%	$950.00	-5.00%
$27.00	-10.00%	$900.00	-10.00%	$900.00	-10.00%
$24.00	-20.00%	$800.00	-20.00%	$800.00	-20.00%
$21.00	-30.00%	$700.00	-30.00%	$700.00	-30.00%
$15.00	-50.00%	$500.00	-50.00%	$500.00	-50.00%
$12.00	-60.00%	$400.00	-60.00%	$400.00	-60.00%
$9.00	-70.00%	$300.00	-70.00%	$300.00	-70.00%
$0.00	-100.00%	$0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Trigger Event has occurred, and the price of the Reference Asset increases from the hypothetical Initial Price of $30.00 to a hypothetical Final Price of $34.50, resulting in a Reference Return of 15.00%. Because a Trigger Event has occurred and the Final Price is greater than the Initial Price, the investor benefits from the Upside Participation Rate and receives a Payment at Maturity of $1,315.00 per $1,000 Principal Amount.

$1,000 + ($1,000 × 15% x 210%) = $1,315.00

Example 2: A Trigger Event has not occurred, and the price of the Reference Asset increases from the hypothetical Initial Price of $30.00 to a hypothetical Final Price of $34.50, resulting in a Reference Return of 15.00%. Because a Trigger Event has not occurred, the investor does not benefit from the Upside Participation Rate and receives a Payment at Maturity of $1,150.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × 15%) = $1,150.00

Example 3: The price of the Reference Asset decreases from the hypothetical Initial Price of $30.00 to a hypothetical Final Price of $21.00, resulting in a Reference Return of -30.00%. Because the Reference Return is less than 0%, the investor receives a Payment at Maturity of $700.00 per $1,000 Principal Amount, calculated as follows:

$1,000 + ($1,000 × -30%) = $700.00

If the Final Price is less than the Initial Price, your return on the Notes will be negative, whether or not a Trigger Event has occurred.

Description of the Reference Asset

General

This pricing supplement is not an offer to sell and it is not an offer to buy shares of the Reference Asset. All disclosures contained in this pricing supplement regarding the Reference Asset are derived from publicly available information. Neither HSBC nor any of its affiliates has made any independent investigation as to the information about the Reference Asset that is contained in this pricing supplement. You should make your own investigation into the Reference Asset.

We urge you to read the section “Information Regarding the Reference Stocks and the Reference Stock Issuers” beginning on page S-11 in the accompanying Stock-Linked Underlying Supplement.

Reference Asset Issuer and Reference Asset Information

The Notes have not been passed on by the Reference Asset Issuer as to their legality or suitability. The Notes are not issued by and are not financial or legal obligations of the Reference Asset Issuer. The Reference Asset Issuer makes no warranties and bear no liabilities with respect to the Notes. This pricing supplement relates only to the Notes offered and does not relate to any security of the Reference Asset Issuer.

All information on the Reference Asset Issuer is derived from publicly available information. Companies with securities registered under the Securities Exchange Act of 1934 (the ”Exchange Act”) are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Exchange Act by the Reference Issuer can be located by reference to the SEC file number specified in the description of the Reference Asset below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates. We have not made any independent investigation as to the accuracy or completeness of any materials referred to above, including any filings made by the Reference Asset Issuer with the SEC. In connection with any issuance of Notes, neither we nor the agent has participated in the preparation of the above-described documents or made any due diligence inquiry with respect to the Reference Asset Issuer. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described herein) that would affect the trading level or price of the Reference Asset (and therefore the price of the Reference Asset at the time we priced the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the Reference Asset Issuer could affect the value received at maturity with respect to the Notes.

Pfizer Inc.

Pfizer Inc. is a research-based pharmaceutical company that discovers, develops, manufactures and markets medicines for humans and animals. Its products include prescription pharmaceuticals, non-prescription self-medications, and animal health products, such as anti-infective medicines and vaccines. Information filed by the company with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-03619 or its CIK Code: 78003. The common stock of Pfizer Inc. is listed on the New York Stock Exchange under the ticker symbol “PFE.”

Historical Performance of the Reference Asset

The following table sets forth the quarterly high and low intraday prices, as well as end-of-quarter closing prices on the relevant exchange, of the Reference Asset for each quarter in the period from January 1, 2008 through June 6, 2014. We obtained the data in these tables from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. All historical prices are denominated in U.S. dollars and rounded to the nearest penny. Historical prices of the Reference Asset should not be taken as an indication of its future performance.

Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)	Quarter Ending	Quarter High ($)	Quarter Low ($)	Quarter Close ($)
March 31, 2008	24.21	20.19	20.93	June 30, 2011	21.45	19.10	20.60
June 30, 2008	21.60	17.12	17.47	September 30, 2011	20.95	16.63	17.68
September 30, 2008	20.13	17.16	18.44	December 30, 2011	21.90	17.05	21.64
December 31, 2008	19.39	14.26	17.71	March 30, 2012	22.80	20.76	22.66
March 31, 2009	18.48	11.62	13.62	June 29, 2012	23.30	21.40	23.00
June 30, 2009	15.60	12.75	15.00	September 28, 2012	25.15	22.16	24.85
September 30, 2009	16.98	14.11	16.55	December 31, 2012	26.08	23.55	25.08
December 31, 2009	18.99	16.07	18.19	March 29, 2013	28.89	25.33	28.86
March 31, 2010	20.36	16.80	17.15	June 28, 2013	31.14	27.12	28.01
June 30, 2010	17.39	14.18	14.26	September 30, 2013	30.19	27.33	28.71
September 30, 2010	17.50	14.00	17.17	December 31, 2013	32.50	28.02	30.63
December 31, 2010	17.90	16.26	17.51	March 31, 2014	32.96	29.66	32.12
March 31, 2011	20.57	17.63	20.31	June 6, 2014*	32.69	28.78	29.42

* This pricing supplement includes information for the second calendar quarter of 2014 for the period from April 1, 2014 through June 6, 2014. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2014.

The graph below illustrates the performance of Pfizer Inc.’s common stock from January 1, 2008 through June 6, 2014, based on information from the Bloomberg Professional® service. The Official Closing Price of the Reference Asset on June 6, 2014 was $29.42. Past performance of the Reference Asset is not indicative of its future performance.

Historical Performance of Pfizer Inc.

Source: Bloomberg Professional® service

Events of Default and Acceleration

If the Notes have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in “Payment at Maturity” in this pricing supplement. In that case, the five business days preceding the date of acceleration will be used as the Ending Averaging Dates for purposes of determining the accelerated Reference Return (including the Final Price). The accelerated Maturity Date will be the third business day following the postponed accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

Additional Terms of the Notes

Business Day

A “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a “business day” but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to J.P. Morgan Securities LLC and certain of its registered broker-dealer affiliates, acting as placement agent, at the price indicated on the cover of this pricing supplement. The placement agents for the Notes will receive a fee that will not exceed $12.50 per $1,000 Principal Amount.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice.

See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-49 in the prospectus supplement.

Validity of the Notes

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when the Notes offered by this pricing supplement have been executed and delivered by the Issuer and authenticated by the trustee pursuant to the Senior Indenture referred to in the prospectus supplement dated March 22, 2012, and issued and paid for as contemplated herein, such Notes will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel’s reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated July 27, 2012, which has been filed as Exhibit 5.1 to the Issuer’s Current Report on Form 8-K dated July 27, 2012.

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